UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                            to

Commission file number 0-19969

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Arkansas Best 401(k) and DC Retirement Plan

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Arkansas Best Corporation

3801 Old Greenwood Road

Fort Smith, Arkansas 72903

Arkansas Best 401(k) and DC Retirement Plan

EIN 71-0673405 PN 002

Report of Independent Registered Public Accounting Firm

And Financial Statements

December 31, 2012 and 2011

Arkansas Best 401(k) and DC Retirement Plan

December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

Investment Committee and Plan Administrator

Arkansas Best 401(k) and DC Retirement Plan

Fort Smith, Arkansas

We have audited the accompanying statements of net assets available for benefits of Arkansas Best 401(k) and DC Retirement Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Arkansas Best 401(k) and DC Retirement Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic 2012 financial statements taken as a whole.

/s/BKD, LLP

Fort Smith, Arkansas

June 26, 2013

Federal Employer Identification Number:  44-0160260

Arkansas Best 401(k) and DC Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011

Cash	$210,027	$359,819

Investments, At Fair Value
Mutual funds	199,478,008	173,310,709
Collective trust investment	29,188,439	29,367,267
Arkansas Best Corporation Stock Fund	3,440,026	4,592,818
Other common stock	4,477,971	4,049,513
Variable annuity funds	143,938	—
Other	793,965	974,722

	237,522,347	212,295,029

Receivables
Employer contributions	312,964	1,045,901
Participant contributions	19,562	56,568
Notes receivable from participants	5,935,092	5,460,722
Other receivables	4,368	3,821

	6,271,986	6,567,012

Net Assets Available for Benefits, At Fair Value	$244,004,360	$219,221,860

See Notes to Financial Statements

Arkansas Best 401(k) and DC Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2012 and 2011

	2012	2011
Contributions
Participants	$12,264,680	$10,687,540
Employers	3,666,746	1,051,978
Rollovers	1,626,769	579,129

Total contributions	17,558,195	12,318,647

Deductions
Benefits paid to participants	17,013,875	17,545,694
Administrative expenses	83,295	17,039

Total deductions	17,097,170	17,562,733

Net Investment Income (Loss)
Net appreciation (depreciation) in fair value of investments	19,794,009	(7,289,631)
Interest and dividends	4,197,736	3,418,196

Net investment income (loss)	23,991,745	(3,871,435)

Other Income	—	9,576

Interest Income on Notes Receivable from Participants	315,846	340,319

Net Increase (Decrease) Prior to Transfers	24,768,616	(8,765,626)

Transfer of Assets from Other Plan	13,884	—

Net Increase (Decrease)	24,782,500	(8,765,626)

Net Assets Available for Benefits, Beginning of Year	219,221,860	227,987,486

Net Assets Available for Benefits, End of Year	$244,004,360	$219,221,860

See Notes to Financial Statements

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

Note 1:                                     Description of the Plan

The following description of the Arkansas Best 401(k) and DC Retirement Plan (the “Plan”) provides only general information.  For a more complete description of the Plan’s provisions, participants should refer to the Plan document and Summary Plan Description, which are available from Arkansas Best Corporation, the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by Arkansas Best Corporation which covers eligible employees of Arkansas Best Corporation and certain of its subsidiaries: ABF Freight System, Inc., ABF Cartage, Inc., Albert Companies, Inc., Data-Tronics Corp., FleetNet America, Inc., FreightValue, Inc., Global Supply Chain Services, Inc., and Moving Solutions, Inc. (“Participating Companies” or collectively, the “Company”), except for employees of collective bargaining units, casual employees (defined as part-time employees who work less than thirty hours per week) who have not completed certain periods of service and leased employees.

In addition to the right to participate in the Plan, eligible employees hired before January 1, 2006 also participate in a nonunion defined benefit pension plan sponsored by the Company.  Employees hired after December 31, 2005 do not participate in the nonunion defined benefit pension plan.  The Plan was amended, effective January 1, 2006, to provide a DC Retirement feature (the “DC feature”) for eligible employees who do not participate in the nonunion defined benefit pension plan. The DC feature of the Plan covers substantially all regular full-time employees of the Company hired after December 31, 2005, except for employees of collective bargaining units, casual employees who have not completed certain periods of service and leased employees.  Employees participating in the DC feature are eligible to receive a discretionary annual contribution from the Company which is subject to the provisions of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  For 2012 and 2011, Diversified Retirement Corporation was the Plan recordkeeper and State Street Bank and Trust Company was the trustee and custodian of the Plan.

For the year ended December 31, 2012, participant account balances totaling $13,884 were transferred to the Plan from the ABF Freight System, Inc. 401(k) Savings Plan, which covers the Company’s eligible employees who are members of collective bargaining units.

Contributions

For 2012 and 2011, the Plan allowed participants to contribute up to 69% of their annual compensation, as defined by the Plan, through salary deferral subject to certain limitations.  In addition to regular pre-tax 401(k) contributions, the Plan allows for after-tax Roth 401(k) contributions.  Employees are able to designate all or part of their elective contributions as after-tax Roth 401(k) contributions.  Employee rollover contributions are also permitted.  Under the Plan, certain Participating Companies provide Company 401(k) matching contributions to each participant’s account.  Company 401(k) matching contributions may be made in the form of cash or Arkansas Best Corporation stock. The Company 401(k) matching contribution was suspended

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

relative to participants’ compensation beginning January 1, 2010 and was reinstated effective January 1, 2012.  All contributions for the 2012 plan year were made in the form of cash. For the year ended December 31, 2012, the Company 401(k) matching contributions as a percentage of each participant’s annual compensation deferral are presented in the following table:

Participating Company	Company 401(k) Matching Contribution as a Percentage of Each Participant’s Annual Compensation Deferral

Arkansas Best Corporation	50% of the first 6%

ABF Freight System, Inc.	50% of the first 6%

ABF Cartage, Inc.	50% of the first 6%

Albert Companies, Inc.	50% of the first 6%

Data-Tronics Corp.	50% of the first 6%

FleetNet America, Inc.	No Match

FreightValue, Inc.	50% of the first 6%

Global Supply Chain Services, Inc.	50% of the first 6%

Moving Solutions, Inc.	50% of the first 6%

An additional annual 401(k) Company contribution may be made at the discretion of each Participating Company’s Board of Directors.  For the years ended December 31, 2012 and 2011, no additional 401(k) Company contributions were made. The Company made no discretionary contributions related to the DC feature for the 2012 plan year but made contributions of $1,045,901 for the 2011 plan year.  Discretionary Company contributions under the DC feature are credited to a participant’s account based on a percentage of the participant’s eligible compensation.

Participant Investment Account Options

Participants direct the investment of their contributions as well as the Company’s DC and matching contributions into various investment options offered by the Plan including mutual funds, a collective trust, variable annuity funds, and, for 401(k) employee and Company matching contributions, the Arkansas Best Corporation Stock Fund and the self-directed Schwab Personal Choice Retirement Account® (the “PCRA”).  A participant’s investment in either the Arkansas Best Corporation Stock Fund or the PCRA is generally limited to 25% of the participant’s 401(k) account balance.  Participants may change the allocation of their investments daily.

The Plan’s investment committee may change the available investment options from time-to-time.

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

Participant Accounts

Separate sources are maintained within a participant’s 401(k) account for 401(k) contributions, Roth 401(k) contributions, the Company’s matching contributions, and the Company’s discretionary contributions including contributions made pursuant to the DC feature.  Each participant’s account is credited with related investment returns.  Each participant’s account is also charged with an allocation of transaction processing and account administration fees, which are reflected in the accompanying statements of changes in net assets available for benefits as administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants in the Plan are immediately vested in their 401(k) contributions plus earnings thereon.  Participants are fully vested in the Company’s contributions plus related earnings after three years of continuous service.  Upon death, disability, or normal retirement, as defined by the Plan, participants become fully vested in the Company’s contributions and related earnings.  Any unvested Company contributions and related earnings are generally forfeited upon termination.

Under the DC feature, participants are fully vested in the Company’s discretionary contributions after three years of continuous service.  Upon death, disability or normal retirement, as defined by the Plan, participants become fully vested in the Company’s discretionary contributions.

Payment of Benefits

Upon termination of service, a participant is entitled to receive a lump-sum amount equal to the vested balance of the participant’s account, which will be paid either as a direct rollover or directly to the participant.  Beginning in 2012, a participant who selected a SecurePath for Life investment option of the Plan may also elect any distribution method permitted by the variable annuity fund investment option. See Note 2 for discussion of the SecurePath for Life investment options.

Forfeited Accounts

Forfeitures of participants’ unvested Company contributions and related earnings are used to reduce the Company’s matching contributions.  Forfeited nonvested accounts reported as cash and cash equivalents in the accompanying statement of net assets available for benefits totaled $204,041 and $359,819 at December 31, 2012 and 2011, respectively.

Forfeitures of $225,000 were used to reduce the Company’s 401(k) matching contribution made during 2012. Subsequent to December 31, 2012, additional forfeitures of $140,000 were used to reduce the Company’s 401(k) matching contribution receivable for the 2012 plan year. The remaining balance of forfeited nonvested accounts at December 31, 2012 will be used to reduce future employer contributions. No forfeitures were used to reduce employer contributions for 2011.

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

Notes Receivable from Participants

Notes receivable from participants consist of participant loans.  The Plan document includes provisions authorizing loans from the Plan to active eligible participants.  Participants may borrow from their 401(k) account a minimum of $1,000 up to a maximum calculated as the lesser of 50% of their vested 401(k) account balance or $50,000 reduced by the participant’s highest loan balance in the preceding twelve-month period.  The loans are secured by the balance in the participant’s account and are repayable generally over a period not to exceed five years (except for loans for the purchase of a principal residence).  Interest on the loans is determined by the Plan Administrator based on reasonable rates of interest at prevailing rates for loans of a similar nature. At December 31, 2012 and 2011, the interest rates on outstanding participant loans ranged from 5.25% to 8.32%.

No loans are allowed under the DC feature.

Plan Termination

Although it has not expressed an intention to do so, any Participating Company, through action of its Board of Directors, has the right under the Plan to discontinue its contributions at any time and the Board of Directors of Arkansas Best Corporation, at its discretion, may terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in their accounts.

Note 2:                                     Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments.  Quoted prices for mutual funds are the net asset value (“NAV”) of shares held by the Plan at the financial statement date.  Common stocks are valued at the closing price reported on the active market on which the securities are traded.  See Note 4 for discussion of fair value measurements.

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

The Diversified Stable Pooled Fund, an investment option of the Plan, is an investment of the Diversified Investment Advisors Collective Trust.  The Plan’s interest in the collective trust investment is valued based on information reported by the Plan recordkeeper, using the audited financial statements of the collective trust at year-end.  The collective trust investment in the Diversified Stable Pooled Fund is directly invested in the Wells Fargo Stable Return Fund G, whose principal objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit.

The Arkansas Best Corporation Stock Fund is a unitized stock fund which invests in the common stock of Arkansas Best Corporation with a percentage of the fund allocated to a cash equivalent holding in the State Street Institutional Liquid Reserves Fund. The NAV of the Arkansas Best Corporation Stock Fund at the financial statement date provided by the Plan recordkeeper is based on the value of the shares of Arkansas Best Corporation common stock held in the fund, which are valued at the closing price reported on the NASDAQ Global Select Market, and the value of the cash equivalent investment holding of the fund.

The Plan’s SecurePath for Life investment options are registered variable annuity funds issued by Transamerica Life Insurance Company. The variable annuity funds are subaccounts of Separate Account VA FF, a pooled separate account established by Transamerica Life Insurance Company.  The NAV of the variable annuity funds is a daily calculated unit value based on the underlying investments of the pooled separate account which are Vanguard Target Retirement mutual funds.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the payment date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are reported at amortized principal balance plus accrued but unpaid interest.  The accrual of interest on notes is discontinued at the end of the quarter during which the note becomes 90 days past due, unless the credit is well-secured and in process of collection.  Past due status is based on contractual terms of the note.

All interest accrued but not collected remains as part of the balance due at the date the loan becomes a deemed distribution and is placed on nonaccrual status.  Notes are returned to active status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.  Delinquent notes that reach default status are treated as distributions based upon the terms of the Plan document.

Plan Tax Status

The Plan obtained its latest determination letter on November 21, 2011, in which the U.S. Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the U.S. Internal Revenue Code and, therefore, not subject to income tax.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan and related trust were designed and operated in compliance with the applicable requirements of the U.S. Internal Revenue Code as of and for the

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

years ended December 31, 2012 and 2011.  The Plan is generally no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2009.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

All investment-related administrative charges are paid by the Plan as provided in the Plan document.  All other expenses of maintaining the Plan may be paid by the Company or the Plan, at the Company’s discretion.

Life Insurance Policies

Prior to July 1, 1987, the Plan offered an option to invest in allocated life insurance contracts.  The Plan has no liability under these life insurance contracts and the contracts’ values are excluded from the assets of the Plan.  Upon death of the participant, benefits are paid directly to the beneficiary.  Any cash surrender value upon termination of a life insurance policy is paid directly to terminated participants or to the Plan for active participants.

Reclassifications

Certain reclassifications have been made to the 2011 financial statements to conform to the 2012 financial statement presentation.  The balance of the cash equivalent holdings of the Arkansas Best Corporation Stock Fund at December 31, 2012 was reclassified from a mutual fund investment in the State Street Institutional Liquid Reserves Fund to the employer stock fund. The reclassifications had no effect on net assets available for benefits or changes in net assets available for benefits.

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

Note 3:                                     Investments

The Plan’s investments are directed by participants into the various investment options. The fair value of the Plan’s investments at December 31, 2012 and 2011 were as follows:

	2012	2011

Mutual funds	$199,478,008	$173,310,709
Collective trust investment	29,188,439	29,367,267
Arkansas Best Corporation Stock Fund	3,440,026	4,592,818
Other common stock	4,477,971	4,049,513
Variable annuity funds	143,938	—
Other	793,965	974,722

	$237,522,347	$212,295,029

During the years ended December 31, 2012 and 2011, the net appreciation (depreciation) in fair value of the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) was as follows:

	2012	2011

Mutual funds	$21,083,585	$(5,505,547)
Collective trust investment	445,609	583,372
Arkansas Best Corporation Stock Fund	(2,222,927)	(1,853,216)
Other common stock	476,357	(466,517)
Variable annuity funds	5,225	—
Other	6,160	(47,723)

	$19,794,009	$(7,289,631)

The fair value of the Plan’s individual investments that represented 5% or more of net assets available for benefits at December 31, 2012 and 2011 were as follows:

	2012	2011

Spartan 500 Index Fund	$32,419,596	$29,975,867
Diversified Stable Pooled Fund	29,188,439	29,367,267
Dodge & Cox Stock Fund	25,246,004	21,924,468
PIMCO Total Return Fund	21,406,914	18,099,453
Franklin Flex Cap Growth Fund	17,859,287	16,975,317
Vanguard Target Retirement 2015 Fund	15,251,638	15,143,427
Fidelity Low-Priced Stock Fund	14,661,479	13,219,743

Interest and dividends realized on the Plan’s investments for the years ended December 31, 2012 and 2011, were $4,197,736 and $3,418,196, respectively.

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

Note 4:                                     Fair Value of Plan Assets

Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  ASC 820 specifies a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels described as follows:

Level 1                        Quoted prices in active markets for identical assets or liabilities.

Level 2                        Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3                        Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.  There have been no significant changes in the valuation techniques during the year ended December 31, 2012.  The Plan had no liabilities measured at fair value on a recurring basis.  In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  The Plan’s investments classified as Level 1 include mutual funds, common stock, and other investments.

If quoted market prices are not available, fair values are estimated by using pricing models or discounted cash flows with inputs derived from observable market data, quoted prices of securities with similar characteristics, or audited financial statements.  The Plan’s Level 2 collective trust investment is valued at NAV based on the unit value of the underlying investment of the stable pooled fund, which is an observable input.  The fair value of the Plan’s Level 2 investment in the Arkansas Best Corporation Stock Fund is calculated based on the quoted market price of the common stock, which is traded in an active market, and the money market mutual fund investment held in the fund. The Plan’s Level 2 investments in variable annuity funds are valued at NAV based on the underlying investments of the pooled separate account, which are mutual funds for which quoted prices are available in active markets.  In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.  The Plan has no investments classified as Level 3.

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

Recurring Measurements

The following table presents, for each of the fair value hierarchy levels, the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis at December 31, 2012 and 2011:

		2012
		Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Level 3

Mutual funds
Large cap equity	$75,524,887	$75,524,887	$—	$—
Blended	39,621,010	39,621,010	—	—
Bond	36,379,917	36,379,917	—	—
Small/Mid cap equity	29,991,932	29,991,932	—	—
International equity	15,060,164	15,060,164	—	—
Money market	1,855,214	1,855,214	—	—
Other	1,044,884	1,044,884	—	—
Collective trust investment	29,188,439	—	29,188,439	—
Arkansas Best Corporation Stock Fund	3,440,026	—	3,440,026	—
Variable annuity funds	143,938	—	143,938	—
Other common stock	4,477,971	4,477,971	—	—
Other	793,965	793,965	—	—

Total	$237,522,347	$204,749,944	$32,772,403	$—

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

		2011
		Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Level 3

Mutual funds
Large cap equity	$68,875,652	$68,875,652	$—	$—
Blended	35,783,833	35,783,833	—	—
Bond	28,751,807	28,751,807	—	—
Small/Mid cap equity	25,708,470	25,708,470	—	—
International equity	11,325,301	11,325,301	—	—
Money market	1,870,267	1,870,267	—	—
Other	995,379	995,379	—	—
Collective trust investment	29,367,267	—	29,367,267	—
Arkansas Best Corporation Stock Fund	4,592,818	—	4,592,818	—
Other common stock	4,049,513	4,049,513	—	—
Other	974,722	974,722	—	—

Total	$212,295,029	$178,334,944	$33,960,085	$—

As a result of a reclassification on the statements of net assets available for benefits for 2011 (see Note 2), Arkansas Best Corporation Stock Fund is classified as a Level 2 investment for 2011 and was previously classified as Level 1.

Note 5:                                     Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

Investments in the Arkansas Best Corporation Stock Fund, which holds investments in the common stock of the Company, qualify as party-in-interest transactions. The Arkansas Best Corporation Stock Fund also holds cash equivalent investments in the State Street Institutional Liquid Reserves Fund administered by State Street Global Markets, LLC, an affiliate of State Street Corporation.  The Plan’s trustee and custodian, State Street Bank and Trust Company, is also an affiliate of State Street Corporation.

The Plan invests in certain funds managed by the Plan recordkeeper, Diversified Retirement Corporation, or issued by Transamerica Life Insurance Company, which are affiliated companies owned by AEGON N.V. The Diversified Stable Pooled Fund is managed by Diversified Retirement Corporation, and the SecurePath for Life investment options are variable annuity funds issued by Transamerica Life Insurance Company; therefore, transactions with these funds qualify

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

as party-in-interest. National Financial Services and Mid Atlantic Capital Corporation provide securities brokerage services to the Plan. Fees paid by the Plan for securities brokerage and investment management services are included in net appreciation (depreciation) in fair value of investments.

The Plan paid $38,165 and $17,039 of transaction processing and account administration fees to Diversified Retirement Corporation during 2012 and 2011, respectively, which are included in administrative expenses.  Individually nonmaterial expenses paid by the Plan to parties-in-interest aggregating to $45,130 were recorded in Administrative Expenses for 2012 with no comparable amounts for 2011.  The Company provides certain administrative services at no cost to the Plan.

Note 6:                                     Significant Estimates and Concentrations

Economic Conditions

The recessionary economic environment in recent years has presented and may continue to present employee benefit plans with difficult circumstances and challenges, which in some cases have resulted and may continue to result in large and unanticipated declines in the fair value of investments.  Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future changes in investment values that could impact the Plan.

Note 7:                                     Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 8:                                     Subsequent Events

In January 2013, Diversified Retirement Corporation changed its name to Transamerica Retirement Solutions Corporation.

Effective January 1, 2013, the Plan was amended to allow participants to elect payment of benefits in monthly, quarterly, semiannual, or annual installments upon termination of service in lieu of a lump-sum payment.  The installments shall continue pursuant to such participant’s election until the earlier of full payment of the vested amounts in the participant’s accounts or the participant’s death.  Amounts remaining after the participant’s death shall be paid in a lump-sum payment to the appropriate parties under the terms of the Plan.

Supplemental Schedule

Arkansas Best 401(k) and DC Retirement Plan

EIN 71-0673405 PN 002

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

December 31, 2012

Identity of Issuer		Description of Investment	Current Value
	Investments

	Mutual Funds
	Fidelity Management Trust Company	Spartan 500 Index Fund, 642,099 shares	$32,419,596

	Dodge & Cox Funds	Dodge & Cox Stock Fund, 207,104 shares	25,246,004

	Pacific Investment Management Company	PIMCO Total Return Fund, 1,904,530 shares	21,406,914

	Franklin Templeton Investments	Franklin Flex Cap Growth Fund, 380,795 shares	17,859,287

	Vanguard Trust Company	Vanguard Target Retirement 2015 Fund, 1,139,883 shares	15,251,638

	Fidelity Management Trust Company	Fidelity Low-Priced Stock Fund, 371,177 shares	14,661,479

	Harbor Funds	Harbor International Fund, 183,838 shares	11,315,201

	Neuberger Berman Management LLC	Neuberger Berman Genesis Fund, 232,144 shares	11,310,065

	Vanguard Trust Company	Vanguard Target Retirement 2025 Fund, 580,130 shares	7,883,961

	Vanguard Trust Company	Vanguard Total Bond Market Index Fund, 692,844 shares	7,683,638

	Vanguard Trust Company	Vanguard Target Retirement 2035 Fund, 331,888 shares	4,676,307

	Fidelity Management Trust Company	Spartan Extended Market Index Fund, 100,736 shares	4,020,388

	Fidelity Management Trust Company	Spartan International Index Fund, 109,246 shares	3,744,963

	Franklin Templeton Investments	Templeton Global Bond, 278,724 shares	3,729,322

	Vanguard Trust Company	Vanguard Target Retirement 2045 Fund, 246,466 shares	3,586,081

	Vanguard Trust Company	Vanguard Inflation-Protected Securities Adm, 124,739 shares	3,560,043

	Vanguard Trust Company	Vanguard Target Retirement 2020 Fund, 135,918 shares	3,238,929

	Vanguard Trust Company	Vanguard Target Retirement 2030 Fund, 76,890 shares	1,797,677

	Vanguard Trust Company	Vanguard Target Retirement Income Fund, 122,508 shares	1,493,367

	Vanguard Trust Company	Vanguard Target Retirement 2040 Fund, 26,021 shares	603,167

	Vanguard Trust Company	Vanguard Target Retirement 2050 Fund, 23,770 shares	548,847

	Vanguard Trust Company	Vanguard Target Retirement 2010 Fund, 21,114 shares	509,470

	Vanguard Trust Company	Vanguard Target Retirement 2060 Fund, 1,349 shares	29,418

	Vanguard Trust Company	Vanguard Target Retirement 2055 Fund, 87 shares	2,148

	Collective Trust Investment
*	Diversified Retirement Corporation	Diversified Stable Pooled Fund, 1,787,817 shares	29,188,439

	Personal Choice Retirement Accounts
	Charles Schwab & Co., Inc.	Personal Choice Retirement Accounts	8,172,034

	Common Stock
*	Arkansas Best Corporation	Arkansas Best Corporation Stock Fund	3,440,026

	Variable Annuity Funds
*	Transamerica Life Insurance Company	SecurePath for Life 2025, 10,837 shares	124,702
*	Transamerica Life Insurance Company	SecurePath for Life 2015 Fund, 1,686 shares	19,236

	Total Investments		237,522,347

	Cash Equivalents		210,027

*	Participant Loans	Various loans with interest rates of 5.25% to 8.32% with original maturities generally not exceeding 5 years	5,935,092
			$243,667,466

*	Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Arkansas Best 401(k) and DC Retirement Plan

/s/ David R. Cobb
June 26, 2013	David R. Cobb
Vice President and Controller
Arkansas Best Corporation

EXHIBIT INDEX

Exhibit Number	Seq. Description
23.1	Consent of BKD, LLP